Exhibit 3.7

STATE OF DELAWARE

CERTIFICATE of CORRECTION

TO THE CERTIFICATE OF DESIGNATION

OF SERIES C CONVERTIBLE PERFERRED STOCK OF

ONCONETIX, INC.

Onconetix, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”),

DOES HEREBY CERTIFY:

1.	The name of the corporation is Onconetix, Inc.

2.	A Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock (the “Certificate of Designation”) of the corporation was filed by the Secretary of State of Delaware on October 2, 2024, establishing a class of Series C Convertible Preferred Stock, and that said Certificate of Designation requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3.	The inaccuracy or defect in the Certificate of Designation to be corrected by this filing relates to the provisions regarding the redemption of the Series C Convertible Preferred Stock at the Company’s election (“Company Redemptions”). Due to a scrivener’s error, Section 9 of the Certificate erroneously only provided for Company Redemptions of all, and not less than all, of the Series C Convertible Preferred Stock.

4.	Such inaccuracy or defect of said Certificate of Designation to be corrected is that Section 9 of the Certificate of Designation is hereby amended and restated to read in its entirety as follows:

9. Redemption at the Company’s Election. At any time, the Company shall have the right to redeem all or part of the Preferred Shares then outstanding (the “Company Optional Redemption Amount”) on the Company Optional Redemption Date (as defined below) (a “Company Optional Redemption”). The Preferred Shares subject to redemption pursuant to this Section 9 shall be redeemed by the Company in cash at a price (the “Company Optional Redemption Price”) equal to 125% of the greater of (i) the Conversion Amount being redeemed as of the Company Optional Redemption Date and (ii) the product of (1) the Conversion Rate with respect to the Conversion Amount being redeemed as of the Company Optional Redemption Date multiplied by (2) the greatest Closing Sale Price of the Common Stock on any Trading Day during the period commencing on the date immediately preceding such Company Optional Redemption Notice Date (as defined below) and ending on the Trading Day immediately prior to the date the Company makes the entire payment required to be made under this Section 9. If the Company redeems less than all of the Preferred Shares then outstanding, the Company Optional Redemption Price shall be paid to each Holder on a pro rata basis according to the number of Preferred Shares held by such Holder prior to such Company Optional Redemption in relation to the total number of Preferred Shares outstanding on the Company Option Redemption Date immediately prior to such Company Optional Redemption. The Company may exercise its right to require redemption under this Section 9 by delivering a written notice thereof by electronic mail and overnight courier to all, but not less than all, of the Holders (the “Company Optional Redemption Notice” and the date all of the Holders received such notice is referred to as the “Company Optional Redemption Notice Date”). Such Company Optional Redemption Notice shall be irrevocable; provided that the Company Optional Redemption Notice may be conditioned upon the consummation of a refinancing transaction or a Going Private Transaction. The Company Optional Redemption Notice shall (x) state the date on which the Company Optional Redemption shall occur (the “Company Optional Redemption Date”) which date shall not be less than ten (10) Trading Days nor more than twenty (20) Trading Days following the Company Optional Redemption Notice Date, and (y) state the aggregate Conversion Amount of the Preferred Shares which is being redeemed in such Company Optional Redemption from such Holder and all of the other Holders of the Preferred Shares pursuant to this Section 9 on the Company Optional Redemption Date. The Company shall deliver the applicable Company Optional Redemption Price to each Holder in cash on the applicable Company Optional Redemption Date. Notwithstanding anything herein to the contrary, at any time prior to the date the Company Optional Redemption Price is paid, in full, the Company Optional Redemption Amount may be converted, in whole or in part, by any Holder into shares of Common Stock pursuant to Section 4. All Conversion Amounts converted by a Holder after the Company Optional Redemption Notice Date shall reduce the Company Optional Redemption Amount of the Preferred Shares of such Holder required to be redeemed on the Company Optional Redemption Date. In the event of the Company’s redemption of any of the Preferred Shares under this Section 9, a Holder’s damages would be uncertain and difficult to estimate because of the parties’ inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for such Holder. Accordingly, any redemption premium due under this Section 9 is intended by the parties to be, and shall be deemed, a reasonable estimate of such Holder’s actual loss of its investment opportunity and not as a penalty. For the avoidance of doubt, the Company shall have no right to effect a Company Optional Redemption if any Triggering Event has occurred and continuing, but any Triggering Event shall have no effect upon any Holder’s right to convert Preferred Shares in its discretion. Notwithstanding the foregoing, with respect to a Going Private Transaction, the Company may effect a Company Optional Redemption under this Section 9, but with “Change of Control Election Price” replacing “Company Optional Redemption Price” for all purposes in this Section 9 in connection therewith.

IN WITNESS WHEREOF, the corporation has caused this Certificate of Correction to be signed by its duly authorized officer as of the 12th day of June, 2025.

Onconetix, Inc.

By:	/s/ Karina Fedasz
Karina Fedasz
Interim Chief Executive Officer